Exhibit 4.7

Anheuser-Busch InBev

Share-Based Compensation Plan March 2010

for EBM, NY & GHQ

Terms and Conditions

Glossary – Defined Terms

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

AB InBev	Anheuser-Busch InBev NV/SA with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Acceptance Form	the form in which the Participant indicates his choice between the Cash Bonus, the Mixed Bonus or the Shares Bonus;

ADS	an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one Share or the right to receive one Share of AB InBev;

Banking Day	any day other than a Saturday, a Sunday or a public holiday in Belgium, on which banks in Belgium are open for business;

Board of Directors	the board of directors of AB InBev;

Bonus	the bonus, net of applicable taxes, granted to the Participant under the Plan, as set out in the Bonus Letter and which can be paid out, at the choice of the Participant, either in cash, or partly or entirely in Voluntary Shares;

Bonus Letter	the letter whereby AB InBev communicates the details of the Bonus granted to a Participant under the Plan, together with the Acceptance Form;

Cash Bonus	the Bonus alternative whereby a Participant opts for the payment of the net Bonus in cash;

Code of Dealing	the AB InBev Dealing Code, as amended from time to time;

Committee	the Compensation and Nominating Committee of AB InBev;

Confirmation Period	the period during which a Participant must return the completed Acceptance Form to AB InBev, as indicated in the Bonus Letter;

Data Controller	AB InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause VI 10 for the implementation, administration and management of the Plan and the Share register and RSU register in electronic form;

Discount RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Bonus Letter;

Dismissal	termination of employment by AB InBev or its subsidiaries;

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer of AB InBev (or other designee of the Chief People Officer of AB InBev) or, if applicable, as defined in relevant local law) by AB InBev or its subsidiaries;

Dismissal Pro-Rata RSU	has the meaning given to it in Clause VI 2.3.3;

Divestiture	a situation whereby the Participant’s employer is no longer a subsidiary of AB InBev following a divestiture through the sale of shares in the said AB InBev subsidiary or otherwise;

Grant Date	5 March 2010;

Lock-Up Period	the period running from 5 March 2010 to 4 March 2015 (inclusive);

Matching Percentage	in relation to the Mixed Bonus, the percentage of the net Bonus of the Participant which will be paid to the Participants in the form of Voluntary Shares, as set out in the Bonus Letter;

Matching RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Bonus Letter;

Mixed Bonus

the Bonus alternative whereby a Participant:

(i) opts for the payment of the Matching Percentage of the net Bonus in Voluntary Shares, and for the payment of the remaining part of the net Bonus in cash; and

(ii) receives from AB InBev Discount RSU and Matching RSU as set out in the Bonus Letter;

Outsourcing	a situation whereby (i) a Participant is dismissed by AB InBev or a subsidiary of AB InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev; or (ii) a Participant is transferred by AB InBev or a subsidiary of AB InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of AB InBev and which provides services to AB InBev;

Outsourcing or Divestiture Pro-Rata RSU	has the meaning given to it in Clause VI 2.4.3;

Participant	a person working for AB InBev or its subsidiaries who received a Bonus Letter, or any Successor to whom Voluntary Shares or Restricted Stock Units have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all s and all other entitlement to shares awarded, cancelled, purchased, vested, unvested or outstanding;

Plan	the AB InBev Share-Based Compensation Plan March 2010 for EBM, NY & GHQ;

Prohibited Period	any period defined as such in the Code of Dealing;

Purchase Price	the price per Voluntary Share in Euros, which is equal to the closing price of the Shares on Euronext Brussels on 4 March 2010, as set out in the Bonus Letter;

Resignation	the termination by a Participant of employment with AB InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions;

Share	an ordinary share of AB InBev (ISIN: BE0003793107);

Shares Bonus

the Bonus alternative whereby a Participant:

(i) opts for the payment of 100% of the net Bonus in Voluntary Shares; and

(ii) receives from AB InBev Discount RSU and Matching RSU as set out in the Bonus Letter;

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Vesting Date	5 March 2015;

Vesting Period	the period running from 5 March 2010 to 4 March 2015 (inclusive);

Voluntary Share	a Share acquired by a Participant under the Mixed Bonus or the Shares Bonus. For the avoidance of doubt, the Voluntary Shares do not include the Discount RSU or the Matching RSU.

Chapter IV

Terms and conditions relating to the Voluntary Shares

1	The Voluntary Shares

1.1	Form

The Voluntary Shares are registered Shares and are recorded in the Share register of AB InBev, which may be held in electronic form. A non-transferable certificate reflecting the entries in the register of registered Shares will be remitted to the Participants, upon their request.

The Voluntary Shares may not be converted into dematerialised Shares as long as they are subject to the transfer restrictions referred to in Clause IV 3 below.

Voluntary Shares that are no longer subject to the transfer restrictions referred to in Clause IV 3 below may, at the request of a Participant, be converted into dematerialised Shares.

1.2	Dividends

Participants will be entitled to all dividends paid on the Voluntary Shares, decided by AB InBev after the Grant Date.

2	Delivery of the Voluntary Shares

The Voluntary Shares will be delivered to the Participants as soon as practically possible after the receipt by AB InBev of the duly completed and executed Acceptance Form. Participants who have not returned their executed Acceptance Form within the Confirmation Period will be deemed to have chosen the Cash Bonus alternative.

The transfer of ownership of the Voluntary Shares from AB InBev to the Participant will occur on the Grant Date.

3	Transferability

3.1	Lock-Up Period

Subject to Clause VI 2 below, the Voluntary Shares delivered to a Participant may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party during the Lock-Up Period.

3.2	After the Lock-Up Period

Once the transfer restrictions referred to in Clause 3.1 above have expired, i.e. as from the Vesting Date, a Participant may:

3.2.1	keep the Voluntary Shares in registered form; or

3.2.2	request the conversion of the Voluntary Shares into dematerialised Shares or into ADSs and their transfer on a securities account; or

3.2.3	sell the Voluntary Shares. To that effect, the Participant shall:

(i)	instruct AB InBev to convert the Voluntary Shares into dematerialised Shares,

(ii)	instruct AB InBev to deliver the Voluntary Shares on behalf of the Participant to the financial intermediary, appointed by AB InBev, in charge of selling the Voluntary Shares on the market on behalf of the Participant, and

(iii)	request AB InBev to instruct such financial intermediary to sell the Voluntary Shares on the market.

The proceeds of the sale of the Voluntary Shares will be paid directly to the Participant, after deduction of all fees, costs and taxes due by the Participant as the result of the sale of the Voluntary Shares.

4	Expenses and taxes

AB InBev and/or its subsidiaries will bear the costs related to the attribution of the Voluntary Shares.

All taxes and employee social security contributions of any kind relating to, inter alia, the attribution, the holding and the sale of the Voluntary Shares and all other costs (including costs relating to the conversion of the Voluntary Shares, the transfer and the sale of the Voluntary Shares, the opening of a securities and/or a cash account, international transfers of cash, and dividend payments) will be borne by the Participant.

Chapter V

Terms and conditions relating to the Restricted Stock Units

1	Restricted Stock Units

1.1	Form

The Discount RSU and Matching RSU to which a Participant is entitled under the Mixed Bonus or the Shares Bonus will be granted in the form of Restricted Stock Units.

1.2	Vesting

The Restricted Stock Units are subject to a 5-year Vesting Period starting on the Grant Date.

On or shortly after the Vesting Date (and in no case later than 31 December 2015), AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

At the request of the Participant, AB InBev may deliver ADSs listed on the New York Stock Exchange in lieu of Shares upon vesting of the Restricted Stock Units. To this end, Participants will need to indicate in writing to optionmanager@inbev.com before the Vesting Date that they want to be delivered ADSs in lieu of Shares.

1.3	Dividend protection

Restricted Stock Units entitle their holder to a dividend equivalent, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

1.4	Transferability

Except for transfers as a result of death (see Clause VI 2.6.2 below), Restricted Stock Units may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

2	Nature and characteristics of the underlying Shares

2.1	General

The Shares to be delivered to the holders of Restricted Stock Units upon vesting of the Restricted Stock Units are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

2.2	Dividends

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

2.3	Transferability

The Shares delivered upon vesting of the Restricted Stock Units are not subject to any transfer restrictions under the rules of the Plan.

3	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the additional Restricted Stock Units referred to in Clause V 1.3 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the underlying Shares or ADSs. AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

Chapter VI

General provisions applicable to the Voluntary Shares and to the Restricted Stock Units

1	Approval of the Plan documentation

The Plan forms part of an agreement between the Participant, the AB InBev affiliate that employs the Participant and AB InBev. By returning their completed Acceptance Form, Participants unconditionally agree to be bound by the contents of this document.

A Participant who fails to return the completed Acceptance Form before the expiry of the Confirmation Period and who does not object in writing to the Plan before the same date, will be deemed to have unconditionally agreed to the contents of this document.

2	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of service

2.1	Violation of the Voluntary Shares transfer restrictions

The Restricted Stock Units will automatically expire and become null and void if the Participant fails to comply with the Voluntary Shares’ transfer restrictions referred to in Clause IV 3.

2.2	Resignation and Dismissal for Serious Cause

Upon Resignation or Dismissal for Serious Cause of a Participant before the Vesting Date:

2.2.1	the Voluntary Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment; and

2.2.2	all Restricted Stock Units held by the Participant on the date of the end of employment, will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

2.3	Dismissal other than for serious cause and retirement or “pre-pension” before the age of 60

Upon Dismissal of a Participant before the Vesting Date other than for serious cause or in case of retirement or “pre-pension” of a Participant before the age of 60 and before the Vesting Date:

2.3.1	the Voluntary Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment.

2.3.2	if employment ends during the first or the second year following the Grant Date, all Restricted Stock Units held by the Participant will automatically expire and become null and void;

2.3.3	if employment ends during the third, the fourth or the fifth year following the Grant Date, a portion of the Restricted Stock Units (the “Dismissal Pro-Rata RSU”) will remain in full force and effect and subject to these terms and conditions, provided the following conditions are met:

(i)	the Participant undertakes to comply and effectively continues to comply with the restrictions on transferability referred to in Clause IV 3 despite the fact that the employment has ended;

(ii)	if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

The number of Dismissal Pro-Rata RSU will be calculated by AB InBev on the basis of the following formula:

PRR	=	HR x M 60

PRR	means the number of Dismissal Pro-Rata RSU

HR	means the number of Restricted Stock Units held by the Participant on the date of the end of the employment

M	means the number of full calendar months of employment of the Participant within the AB InBev Group during the period from the Grant Date until the end of the employment .

The Restricted Stock Units which do not qualify as Dismissal Pro-Rata RSU will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

2.4	Outsourcing or Divestiture

In case of Outsourcing or Divestiture before the Vesting Date:

2.4.1	the Voluntary Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the effective Outsourcing or Divestiture;

2.4.2	if the effective date of Outsourcing or Divestiture occurs during the first or second year following the Grant Date, all Restricted Stock Units will automatically expire and become null and void;

2.4.3	if the effective date of Outsourcing or Divestiture occurs during the third, fourth or the fifth year following the Grant Date, a portion of the Restricted Stock Units (the “Outsourcing or Divestiture Pro-Rata RSU”) will remain in full force and effect and subject to these terms and conditions, provided that the Participant undertakes to comply and effectively continues to comply with the restrictions on transferability referred to in Clause IV 3 despite the fact that the effective Outsourcing or Divestiture has taken place;

The number of Outsourcing or Divestiture Pro-Rata RSU will be calculated by AB InBev on the basis of the following formula:

PRR	=	HR x M 60

PRR	means the number of Outsourcing or Divestiture Pro-Rata RSU

HR	means the number of Restricted Stock Units held by the Participant on the date of effective Outsourcing or Divestiture

M	means the number of full calendar months of employment of the Participant within the AB InBev Group during the period from the Grant Date until the date of effective Outsourcing or Divestiture.

The Restricted Stock Units which do not qualify as Outsourcing or Divestiture Pro-Rata RSU will automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Outsourcing or Divestiture.

2.5	Retirement at or after the age of 60

In the case of retirement at or after the age of 60 before the Vesting Date:

2.5.1	the Voluntary Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of the end of employment.

2.5.2	the Restricted Stock Units will remain in full force and effect and subject to these terms and conditions, provided the following conditions are met:

(i)	the Participant undertakes to comply and effectively continues to comply with the restrictions on transferability referred to in Clause IV 1.4 despite the fact that employment has ended;

(ii)	if so requested by AB InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended.

2.6	Death or termination of employment following permanent disability

In the case of death of a Participant or termination of employment following permanent disability of a Participant before the Vesting Date:

2.6.1	the Voluntary Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 3 above will cease to apply on the date of death;

2.6.2	the Vesting Period referred to in Clause V 1.2 will automatically expire and all Restricted Stock Units will automatically vest. The Shares to be delivered upon vesting of these Restricted Stock Units will be delivered to the relevant Participant’s Successors shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s employment following permanent disability.

Except as provided in Clause VI 2.8 below, the notion of “permanent disability” is to be defined by reference to the law governing the employment in the relevant jurisdiction of the Participant

2.7	The notions of “retirement”, “pre-pension” and “permanent disability” are to be defined by reference to the law governing the employment, or alternatively, by the pension plan rules in the relevant jurisdiction or, if applicable, directorship of the Participant.

2.8	Notwithstanding Clause VI 2.7 above, for Participants subject to taxation in the United States, “permanent disability” shall mean at least one of the following:

2.8.1	the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

2.8.2	the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant’s AB InBev employer; or

2.8.3	the Participant is determined to be totally disabled by the Social Security Administration.

2.9	In deviation from Clause VI 2.6 above, in the case of termination of employment of a Participant who is subject to taxation in the United States before the Vesting Date following permanent disability that does not meet the definition of “permanent disability” under Clause VI 2.8 above, the Restricted Stock Units will remain in full force and effect and will vest on the Vesting Date.

3	Administration of the Plan

3.1	Delegation to the Committee

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

3.2	(Sub-)delegation to any third party

The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

4	Amendment to the capital structure and anti-dilution measures

AB InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

In the event that such corporate changes would have an unfavourable effect on the Restricted Stock Units, the number of Restricted Stock Units and/or the number of Shares to which the Restricted Stock Units give rights will be adjusted for the purpose of safeguarding the interests of the holders of Restricted Stock Units, in the manner determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of AB InBev. The terms of such adjustment will be communicated to the Participants in due time.

In the event that AB InBev would be merged into another company, the rights and obligations of AB InBev under the Plan will automatically be transferred to the absorbing company and the Restricted Stock Units will no longer give the Participants the right to Shares but instead the right to shares of the absorbing company, subject to applicable law and to any applicable corporate approval. The number of shares of the absorbing company to which each Restricted Stock Units will give right will be determined at the sole discretion of the Board of Directors and/or the board of directors of the absorbing company and will be communicated to the Participants in due time.

5	Electronic register, electronic evidence and electronic delivery

5.1	Electronic Share and RSU register

The Shares and Restricted Stock Units will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by AB InBev to a third party.

5.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, AB InBev, AB InBev affiliates and any third party to which powers have been sub-delegated by AB InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

5.3	Consent to electronic delivery

As a condition to receiving the Voluntary Shares and the Restricted Stock Units, each Participant consents to delivery of all subsequent information relating to the Voluntary Shares and the Restricted Stock Units by electronic means, including e-mails to the Participants and postings on AB InBev’s website or intranet. Such information may include, amongst others, financial information concerning AB InBev. In order to access such information, Participants will be required to access AB InBev’s e-mail system, website and/or intranet. By returning the Acceptance Form, Participants are deemed to acknowledge that they have such access to the e-mail system of AB InBev, to AB InBev’s website and intranet and ordinarily use them in the ordinary course of their employment.

Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

6	Matrimonial regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to any of the Voluntary Shares or Restricted Stock Units, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Voluntary Shares and Restricted Stock Units.

7	Death

In the event of a Participant’s death, any Successor acquiring the Voluntary Shares and the Restricted Stock Units shall inform AB InBev of the Participant’s death as soon as possible and at the latest one month from the date of death.

8	Modification of the terms and conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation.

9	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Bonus Letter, the Acceptance Form or any other document relating to the Plan:

9.1	the grant of Shares and/or Restricted Stock Units to the Participant in the framework of the Plan is unrelated to his occupational pension rights or pension claims, so that this grant cannot affect these occupational pension rights and claims;

9.2	the Plan, the terms and conditions, the Bonus Letter, the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of AB InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof;

9.3	the grant of Voluntary Shares and/or of Restricted Stock Units cannot be considered as a right acquired for the future.

10	Privacy and processing of Personal Data

The Data Controller is responsible for the collection and processing of Personal Data as is necessary for the setting-up and administration of the Plan and the Share register of AB InBev in electronic form.

The Personal Data collected, inter alia, by way of the Acceptance Form will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Share register of AB InBev in electronic form.

The Data Controller can transfer the Personal Data to the Data Processor and the employer of the Participant for the above purposes as well as to regulatory authorities for the purpose of complying with legal obligations in connection with the Plan. Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection.

The Data Controller and the Data Processor shall abide by the Belgian law of 8 December 1992 on privacy protection in relation to the processing of personal data, as amended from time to time, and its implementing decrees.

Through their signature of the Acceptance Form, the Participants give their consent to the collection and processing of their Personal Data as described in this Clause 10.

The Participants have the right to access and correct their Personal Data by sending a written and signed request to their local People officer.

11	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

12	Applicable law

The Voluntary Shares, the Restricted Stock Units and these terms and conditions are governed by Belgian law. Any dispute relating thereto is to be submitted to the competent Belgian courts.